# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GOWell Energy Technology, CIK 0002097702
CUSIP: G4067B100
Title of class of securities: Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: 1 Bulim Lane 2, #04-51/54, Singapore, Singapore (U0), 648110
Date of event which requires filing of this statement: 09/25/2026
Filed by CIK 0002153905
Persons authorized to receive notices and communications: Mr. Guillaume Borrel, 1 Bulim Lane 2, #04-51/54, Singapore, Singapore (U0), 648110, 1 (713) 909-2555

## Reporting persons
- Hegro Well Pte. Ltd. ("Hegro") (CIK 0002153905): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 28,571,430; sole dispositive power 0; shared dispositive power 28,571,430; aggregate amount beneficially owned 28,571,430 (74% of the class)
  Comment: (1) Represents 28,571,430 ordinary shares, par value $0.0001 per share, of GOWell Energy Technology held of record by Hegro Well Pte. Ltd. Hegro Well Pte. Ltd. is wholly owned by Xi'an Gewei Petroleum Equipment Co., Ltd., an entity controlled by Mr. Zhang. Mr. Zhang and Mrs. Liu are spouses and may be deemed to share voting and dispositive power over the shares held of record by Hegro Well Pte. Ltd.
- Xi'an Gewei Petroleum Equipment Co., Ltd. ("Xi'an Gewei"): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 28,571,430; sole dispositive power 0; shared dispositive power 28,571,430; aggregate amount beneficially owned 28,571,430 (74% of the class)
  Comment: (1) Represents 28,571,430 ordinary shares, par value $0.0001 per share, of GOWell Energy Technology held of record by Hegro Well Pte. Ltd., a wholly owned subsidiary of Xi'an Gewei Petroleum Equipment Co., Ltd. Accordingly, Xi'an Gewei Petroleum Equipment Co., Ltd. may be deemed to beneficially own, and share voting and dispositive power over, such shares. Xi'an Gewei Petroleum Equipment Co., Ltd. is controlled by Mr. Zhang.
- Xi Zhang ("Mr. Zhang"): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 28,571,430; sole dispositive power 0; shared dispositive power 28,571,430; aggregate amount beneficially owned 28,571,430 (74% of the class)
  Comment: (1) Represents 28,571,430 ordinary shares, par value $0.0001 per share, of GOWell Energy Technology held of record by Hegro Well Pte. Ltd. Hegro Well Pte. Ltd. is wholly owned by Xi'an Gewei Petroleum Equipment Co., Ltd., which is controlled by Mr. Zhang. Mr. Zhang and Mrs. Liu are spouses and may be deemed to share voting and dispositive power over the shares held of record by Hegro Well Pte. Ltd.
- Wenhua Liu ("Mrs. Liu"): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 28,571,430; sole dispositive power 0; shared dispositive power 28,571,430; aggregate amount beneficially owned 28,571,430 (74% of the class)
  Comment: (1) Represents 28,571,430 ordinary shares, par value $0.0001 per share, of GOWell Energy Technology held of record by Hegro Well Pte. Ltd. Hegro Well Pte. Ltd. is wholly owned by Xi'an Gewei Petroleum Equipment Co., Ltd., which is controlled by Mr. Zhang. Mr. Zhang and Mrs. Liu are spouses and may be deemed to share voting and dispositive power over the shares held of record by Hegro Well Pte. Ltd.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001
Name of issuer: GOWell Energy Technology
Address of issuer's principal executive offices: 1 Bulim Lane 2, #04-51/54, Singapore, Singapore (U0), 648110

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Hegro Well Pte. Ltd. ("Hegro"), Xi'an Gewei Petroleum Equipment Co., Ltd. ("Xi'an Gewei"), Xi Zhang and Wenhua Liu (collectively, the "Reporting Persons"). Hegro is a private company organized under the laws of Singapore and is wholly owned by Xi'an Gewei. Xi'an Gewei is organized under the laws of the People's Republic of China and is controlled by Xi Zhang. Mr. Zhang and Mrs. Liu are spouses and may be deemed to share voting and dispositive power over the shares held of record by Hegro Well Pte. Ltd. Each of Xi Zhang and Wenhua Liu is a natural person. The name, business address, present principal occupation and citizenship of each executive officer and director of Hegro and of Xi'an Gewei are set forth on Schedule A hereto and are incorporated herein by reference. The Reporting Persons have entered into a Joint Filing Agreement pursuant to Rule 13d-1(k), a copy of which is filed as an exhibit hereto.
Residence or business address: The principal business address of each Reporting Person is c/o GOWell Energy Technology, 1 Bulim Lane 2, #04-51/54, Singapore 648110.
Present principal occupation or employment: The principal business of Hegro is holding investments, including its investment in the Issuer. The principal business of Xi'an Gewei is the manufacture and supply of petroleum equipment and components. Mr. Zhang's principal occupation is serving as Chairman of the Board of Directors of the Issuer. Mrs. Liu's principal occupation is serving as a director of the Issuer. The principal business address of the Issuer is 1 Bulim Lane 2, #04-51/54, Singapore 648110.
Criminal convictions in the last five years: No. During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No. During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order of the type described in Item 2(e).
Citizenship: Hegro is organized under the laws of Singapore. Xi'an Gewei is organized under the laws of the People's Republic of China. Mr. Zhang is a citizen of the People's Republic of China, and Mrs. Liu is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Ordinary Shares reported herein were acquired by Hegro pursuant to that certain Business Combination Agreement, dated as of October 13, 2025, as amended (the "Business Combination Agreement"), by and among Maywood Acquisition Corp. (now known as Inflection Point Acquisition Corp. V), GOWell Technology Limited, IPCV Merger Sub Limited and GOWell Energy Technology. At the Second Merger Effective Time, each ordinary share of GOWell Technology Limited held by Hegro immediately prior thereto was automatically converted into the right to receive Ordinary Shares of the Issuer based on the Exchange Ratio. As a result, Hegro received 28,571,430 Ordinary Shares of the Issuer as consideration in the Business Combination. No funds were used by any of the Reporting Persons to acquire the Ordinary Shares reported herein. The beneficial ownership of such Ordinary Shares by Xi'an Gewei, Mr. Zhang and Mrs. Liu arises from their relationship to Hegro as described in Items 2 and 5 of this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired beneficial ownership of the Ordinary Shares reported herein in connection with the consummation of the transactions contemplated by the Business Combination Agreement. At the Second Merger Effective Time, each ordinary share of GOWell Technology Limited held by Hegro immediately prior thereto was converted into the right to receive Ordinary Shares of the Issuer based on the Exchange Ratio, resulting in Hegro's receipt of 28,571,430 Ordinary Shares of the Issuer.

Pursuant to the Issuer's amended and restated memorandum and articles of association, for so long as Hegro, its affiliates and any other shareholders that have entered into an acting-in-concert agreement with Hegro collectively hold not less than 40% of the then-issued and outstanding Ordinary Shares and preferred shares of the Issuer, Hegro has the right to appoint and maintain in office such number of directors as constitutes 50% of the Issuer's board of directors and may remove and replace any director so appointed.

In addition, pursuant to the Business Combination Agreement, Hegro and Inflection Point Fund I LP, or their respective successors and assigns, may receive their allocable portion of up to an aggregate of 20,000,000 additional Ordinary Shares in three tranches upon the achievement of specified EBITDA targets for fiscal years 2026, 2027 and 2028, as reported by the Issuer in its annual report filed with the SEC, in accordance with the terms and conditions of the Business Combination Agreement.

Except as set forth in this Schedule 13D, the Reporting Persons do not presently have any plans or proposals that relate to or would result in any of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law and the agreements described herein, to acquire additional securities of the Issuer, dispose of securities of the Issuer, exercise their rights as shareholders of the Issuer or otherwise change their intentions with respect to any of the matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, Hegro is the record holder of 28,571,430 Ordinary Shares of the Issuer, representing approximately 74.0% of the outstanding Ordinary Shares of the Issuer. Hegro is wholly owned by Xi'an Gewei, which is controlled by Mr. Zhang. Each of Hegro, Xi'an Gewei, Mr. Zhang and Mrs. Liu may be deemed to beneficially own the 28,571,430 Ordinary Shares held of record by Hegro. Each Reporting Person therefore may be deemed to beneficially own 28,571,430 Ordinary Shares, representing approximately 74.0% of the outstanding Ordinary Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 28,571,430 Ordinary Shares held of record by Hegro. None of the Reporting Persons has sole voting or dispositive power with respect to any Ordinary Shares reported herein.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference. Except for the acquisition of the Ordinary Shares in connection with the consummation of the Business Combination as described in Item 3, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Except as described in this Schedule 13D, none of the Reporting Persons is a party to any contract, arrangement, understanding, or relationship with respect to any securities of the Issuer, including but not limited to any relating to the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, put or call options, security-based swaps or other derivative securities, guarantees of profits, division of profits or loss, or the giving or withholding of any proxy.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated October 2, 2026, by and among Hegro Well Pte. Ltd., Xi'an Gewei Petroleum Equipment Co., Ltd., Xi Zhang and Wenhua Liu, filed herewith.

Exhibit 99.2 - Business Combination Agreement, dated as of October 13, 2025, by and among Maywood Acquisition Corp. (now known as Inflection Point Acquisition Corp. V), GOWell Technology Limited, IPCV Merger Sub Limited and GOWell Energy Technology (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Maywood Acquisition Corp. with the Securities and Exchange Commission on October 14, 2025).

Exhibit 99.3 - Amendment to Business Combination Agreement, dated as of December 22, 2025, by and among Inflection Point Acquisition Corp. V (formerly known as Maywood Acquisition Corp.) and GOWell Technology Limited (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Inflection Point Acquisition Corp. V with the Securities and Exchange Commission on December 22, 2025).

Exhibit 99.4 - Second Amendment to Business Combination Agreement, dated as of July 13, 2026, by and among Inflection Point Acquisition Corp. V (formerly known as Maywood Acquisition Corp.) and GOWell Technology Limited (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Inflection Point Acquisition Corp. V with the Securities and Exchange Commission on July 17, 2026).

Exhibit 99.5 - Third Amendment to Business Combination Agreement, dated as of August 31, 2026, by and among Inflection Point Acquisition Corp. V and GOWell Technology Limited (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Inflection Point Acquisition Corp. V with the Securities and Exchange Commission on August 31, 2026).

Exhibit 99.6 - Company Lock-Up Agreement, dated as of September 25, 2026, by and between GOWell Energy Technology and Hegro Well Pte. Ltd. (incorporated herein by reference to Exhibit 4.12 to the Shell Company Report on Form 20-F filed by GOWell Energy Technology with the Securities and Exchange Commission on September 30, 2026).

Exhibit 99.7 - Registration Rights Agreement, dated as of September 25, 2026, by and among GOWell Energy Technology, Maywood Sponsor LLC, Inflection Point Fund I LP and the other parties thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Inflection Point Acquisition Corp. V with the Securities and Exchange Commission on September 25, 2026).

Exhibit 99.8 - Amended and Restated Memorandum and Articles of Association of GOWell Energy Technology (incorporated herein by reference to Exhibit 1.2 to the Shell Company Report on Form 20-F filed by GOWell Energy Technology with the Securities and Exchange Commission on September 30, 2026).

## Signatures
- Hegro Well Pte. Ltd. ("Hegro"): /s/ Wenhua Liu, Wenhua Liu, Director (10/02/2026)
- Xi'an Gewei Petroleum Equipment Co., Ltd. ("Xi'an Gewei"): /s/ Xi Zhang, Xi Zhang, Director (10/02/2026)
- Xi Zhang ("Mr. Zhang"): /s/ Xi Zhang, Xi Zhang (10/02/2026)
- Wenhua Liu ("Mrs. Liu"): /s/ Wenhua Liu, Wenhua Liu (10/02/2026)